Exhibit (c)(4)
July 8, 2009
Lion Holdings, Inc.
c/o Andrew H. Baker
Life Sciences Research, Inc.
Mettlers Road, P.O. Box 2360
East Millstone, NJ 08875
Re:	Equity Commitment
Gentlemen:
     Reference is made to the proposed Agreement and Plan of Merger (the “Merger Agreement”), by and among Lion Holdings, Inc, a Delaware corporation (“Parent” or “Investee”), Lion Merger Corp., a Maryland corporation and a wholly-owned subsidiary of Parent (“Merger Co”) and Life Sciences Research, Inc., a Maryland corporation (the “Company”). Capitalized terms used and not otherwise defined herein have the meanings ascribed to them in the Merger Agreement.
     1. The undersigned, LAB Holdings LLC (the “Investor”), agrees that, subject to the terms and conditions set forth in this letter agreement, including the termination provisions of this letter agreement, the Investor will (i) make a cash equity investment in an amount equal to its Committed Amount (as set forth on the Investor’s signature page) in Parent for the purpose of providing financing for the Parent Funding Obligation (as defined below) and (ii) contribute to Parent any Shares directly or indirectly contributed to it by Andrew H. Baker. Such cash equity investment will be comprised of a common equity investment and, to the extent that cash on hand at the Company available to fund the Merger is less than $23.0 million, a preferred equity investment. The preferred equity investment will (i) mature one year after the final maturity date for any loans made or rolled over under Lion’s senior credit agreement in connection with the Acquisition, (ii) have no voting or profit participation rights in Parent, (iii) be entitled to a preferential yield to be determined and (iv) be optionally prepayable at any time and mandatorily prepayable on a basis consistent with the requirements of the debt commitment letter for the Acquisition; provided that, if required by the terms of the debt commitment letter for the Acquisition, the amount of the Investor’s preferred equity investment that would exceed $10.0 million may have to be funded as common equity rather than preferred equity.
     At the Closing, the Investee will cause the cash proceeds of the Investor’s equity investment to be contributed through one or more entities in Merger Co to enable Merger Co to pay (i) the Per Share Merger Consideration and any other amounts payable by Parent or Merger Co pursuant to Article II of the Merger Agreement and (ii) fees and expenses required to be paid in connection with the closing of the Merger Agreement

(collectively, the “Parent Funding Obligation”). In the event the Merger Agreement is terminated in accordance with its terms, Investor agrees that it shall (x) reimburse Parent for the Parent Expenses and (y) to the extent payable pursuant to Section 8.5(c) or 8.5(d) of the Merger Agreement, pay to Parent or, at the direction of Parent, to the Company the Parent Fee, Applicable Fee or Intentional Breach Fee, as applicable, in the manner set forth in the Merger Agreement.
     “Parent Expenses,” as used in this letter agreement, shall include all of Parent’s reasonable out-of-pocket documented expenses (including all fees and expenses of counsel, accountants, investment bankers, financing sources, hedging counterparties, experts and consultants) incurred by a party or on its behalf (or, with respect to Parent and Merger Sub, incurred by their equityholders or on their behalf) in connection with or related to the transactions contemplated by the Merger Agreement, including the authorization, preparation, negotiation and execution of the Merger Agreement, the Financing Commitments securing any direct or indirect financing for the transactions contemplated thereunder, the preparation, printing, filing and mailing of the Proxy Statement and Schedule 13E-3, the solicitation of stockholder approval, and all other matters related to the closing of the Merger.
     2. Investor’s commitment hereunder is subject to the satisfaction (or written waiver thereof by Parent) of each of the conditions to Parent and Merger Co’s obligations to effect the Merger set forth in Section 7.1 and 7.2 of the Merger Agreement, at or prior to the Closing.
     3. The Investor’s commitment and obligations hereunder shall terminate, unless the Investor expressly agrees in its sole and absolute discretion to extend it to another date, on the first to occur of (i) 30 days after the termination of the Merger Agreement in accordance with the terms thereof, (ii) if the Merger Agreement is terminated pursuant to Section 8.1 of the Merger Agreement, upon such termination, (iii) termination of this letter agreement pursuant to Section 5 hereof or (iv) July 9, 2009 if the Merger Agreement has not by such date been executed and delivered by all parties thereto.
     4. The Investor may assign all or any portion of its obligations hereunder to any of its affiliates or to any other stockholder of Parent or the Company without the prior written consent thereto of Investee; provided that such assignment shall not relieve the Investor of any obligation it may have to fund its commitment hereunder. Investee may not assign any rights it may have under this letter agreement.
     5. Notwithstanding any provision of this letter agreement or the Merger Agreement to the contrary, the parties hereto agree that in the event any party hereto, Parent, Merger Co or the Company is required by law, or receives any request or demand from any court, governmental agency, quasi- governmental agency or other governmental authority, to disclose the identity of any of the Investor’s affiliates or any of the officers, directors, employees, members, accountants, consultants, legal counsel, direct or indirect financing sources, agents and other representatives (collectively, “Representatives”) of the Investor, Investee, Parent or Merger Co (other than the identity of Parent, Merger Co, Andrew H. Baker, Jermyn Street Capital LLC, the Investor and Savanna Holdings, LLC) or any Representative of any of the foregoing or any information regarding or related to the identity or location of any such persons (in each case other than the identity of Parent, Merger Co, Andrew H. Baker, Jermyn Street Capital LLC, the Investor and Savanna Holdings, LLC), the person receiving such request shall promptly notify the other parties hereto of such request and shall cooperate with such person in obtaining an appropriate protective order or other reliable assurance that confidential treatment will be accorded to such information. The parties hereto agree that this letter agreement may be terminated by the Investor in its sole discretion if (i) disclosure of any such information (other than disclosures made pursuant to a protective order or similar confidentiality arrangement assuring that confidential treatment will be accorded to the disclosed information in a manner reasonably satisfactory to the Investor) becomes necessary in order to effect the Merger, obtain shareholder or regulatory approval or otherwise proceed with the transaction, in which case, the parties hereto agree that the failure to provide such information shall not be deemed to be a breach of this letter agreement or the Merger Agreement or (ii) the identities of the affiliates, principals or equity holders or other Representatives of Savanna Holdings, LLC or Jermyn Street Capital LLC, or their respective principals (other than the identity of Parent, Merger Co, Andrew H. Baker, Jermyn Street Capital LLC, the Investor and Savanna Holdings, LLC), are disclosed by the Company or any of its affiliates, or any of the Company’s or its affiliates’ respective officers, directors, employees, counsel or agents (other than any disclosures made pursuant to a protective order or similar confidentiality arrangement assuring that confidential treatment will be accorded to the disclosed information in a manner reasonably satisfactory to Investor). Notwithstanding the foregoing, reference may be made to this letter agreement in, and the form of this letter agreement may be attached (without any reference to the identities or locations of the affiliates, principals or equity holders or other Representatives of the Investor, or their respective principals (except that the identity of Parent, Merger Co, Andrew H. Baker, Jermyn Street Capital LLC, the Investor and Savanna Holdings, LLC may be referenced and disclosed), unless such information is referenced or disclosed pursuant to a protective order or similar confidentiality arrangement assuring that confidential treatment will be accorded to the disclosed information in a manner reasonably satisfactory to the Investor) to, any filings with the Securities and Exchange Commission (including, without limitation, any proxy statement filed by the Company in connection with the Merger and filings required pursuant to Rule 13e-3 of the Securities Exchange Act of 1934, as amended).
     6. This letter agreement shall be binding on the Investor solely to the benefit of the Investee, and nothing set forth in this letter agreement shall be construed to confer upon or give to any person other than the Investee any benefits, rights or remedies under or by reason of, or any rights to enforce or cause the Investee to enforce any provisions of this letter agreement.

     7. Notwithstanding anything that may be expressed or implied in this letter agreement, the Investee, by its acceptance of the benefits of this equity commitment, covenants, agrees and acknowledges that no person other than the Investor shall have any obligation hereunder and that no recourse hereunder or under any documents or instruments delivered in connection herewith shall be had against any former, current or future director, officer, employee, agent, general or limited partner, manager, member, stockholder, affiliate or assignee of the Investor or any former, current or future director, officer, employee, agent, general or limited partner, manager, member, stockholder, affiliate or assignee of any of the foregoing (other than the Investor and any assignee pursuant to paragraph 4 of this letter agreement), whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other applicable law, it being expressly agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any former, current or future director, officer, employee, agent, general or limited partner, manager, member, stockholder, affiliate or assignee of the Investor or any former, current or future director, officer, employee, agent, general or limited partner, manager, member, stockholder, affiliate or assignee of any of the foregoing (other than the Investor and any assignee pursuant to paragraph 4 of this letter agreement), as such, for any obligations of the Investor under this letter agreement or any documents or instrument delivered in connection herewith or for any claim based on, in respect of, or by reason of such obligation or their creation.
     8. This letter agreement may be executed in multiple counterparts, any one of which need not contain the signatures of more than one party, but all such counterparts taken together shall constitute one and the same instrument. This letter agreement constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, between the parties hereto with respect to the subject matter hereof. This letter agreement may be amended or modified only in a written instrument executed by each of the parties hereto.
     9. All matters relating to the interpretation, construction, validity and enforcement of this letter agreement shall be governed by and construed in accordance with the domestic laws of the State of New York without giving effect to any choice or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of laws of any jurisdiction other than the State of New York.
     10. Each of the parties hereto (i) consents and submits to the personal jurisdiction of each state and federal court located in New York City, New York in the event any dispute arises out of this letter agreement or any of the transactions contemplated by the Merger Agreement, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from such court and (iii) agrees that it will not bring any action relating to this letter agreement or any of the transactions contemplated by the Merger Agreement in any court other than a state or federal court located in New York City, New York.
[Signature page follows]

     If the foregoing correctly sets forth our understanding, please indicate your acceptance of the terms hereof by returning to us an executed counterpart hereof, whereupon this letter agreement shall become a binding agreement among us.

Very truly yours, LAB HOLDINGS, LLC
By:
Name:
	Its:	Authorized Signatory

Committed Amount: $103,000,000, less the amount of cash on hand at the Company available to fund the Merger, but the Committed Amount shall not be less than $80,000,000 LION HOLDINGS, INC.
By:
Name:
	Its:	Authorized Signatory